Trust for Investment Grade California Municipals (VIC)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 828 shares voted in his favor and 0 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 4,100,603 shares voted in his favor and 33,880 shares withheld. With regard to the election of Hugo F. Sonnenschein as elected trustee by the common shareholders of the Trust 4,098,300 shares voted in his favor and 36,183 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Wayne W. Whalen, David C. Arch, Rod Dammeyer, Steven Muller, and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 4,060,412 shares voted in favor of the proposal, 6,036 shares voted against and 68,862 shares abstained.